SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of December 2010

List of Exhibits:

1.	Press Release entitled “Case IH Wins Gold and Silver Medals at SIMA Innovation Awards”

2.	Press Release entitled “SIMA Silver Innovation Medal for New Holland Crop ID™ System”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

December 9, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Jeanne Langton

+441268 292821

jeanne.langton@caseih.com

JCA PR & Marketing

Simon Wyatt

+441449 720881

simon@jcagroup.com

Case IH Wins Gold and Silver Medals at SIMA Innovation Awards

ST. VALENTIN, Austria — (December 6, 2010) — Case IH has won two SIMA Innovation Awards ahead of the show’s opening in February 2011. A Gold medal has been received for a new automatic vehicle-to-vehicle synchronisation solution, which expands Case IH Advanced Farming Systems (AFS) portfolio. A Silver medal has been awarded for a new CVT PTO concept, which increases tractor productivity and efficiency.

Gold Medal: Vehicle-to-Vehicle Control (V2V)

Case IH introduce V2V synchronisation technology for two vehicles at work. To boost efficiency of harvesting operations using a ‘master and slave’ approach, the combine becomes the central ‘master’ and takes control of the tractors/grain carts.

Central to the system is a wireless connection, which is used to manage data exchange between vehicles. The combine takes control and dictates forward speed, vehicle alignment and direction of travel to the tractor when it enters the ‘active zone’. The driver of the combine is then able to monitor the unloading and status of the grain cart.

The main advantage of this system is consistent and repeatable unloading on-the-go during harvesting as the individual tractors/grain carts arrive at the combine. Even with unskilled operators it is possible to perfectly fill trailers and avoid spilling the valuable crop over the edge of the cart/trailer. The system eliminates the risk of tractor and combine collisions due to precise vehicle alignment and reduces operator stress and errors.

“The V2V system lets you synchronise unloading operations in real-time, increasing efficiency a stage further. And that is just the beginning of this very promising development,” says Sylvain Blaise, Director of Marketing at Case IH. The new Case IH Vehicle to Vehicle technology makes its world debut at SIMA.

Silver medal: Continuously variable PTO drive for tractors

Case IH has developed the world’s first continuously variable PTO transmission for tractors. This innovative system enables infinitely-variable adjustment of PTO speed independently of engine speed, overtaking previously standard fixed PTO speeds.

In the field, this means that the PTO speed, and therefore the drive to mounted and trailed equipment, can be adjusted continuously to match the current operating conditions. The system enables PTO speed to be controlled at low engine speed. This leads to significant fuel savings. The new system is designed to ensure that equipment is driven reliably in all operating conditions, such as starting up under load or during an emergency stop. Thanks to the continuously variable PTO transmission, all of the tractor’s systems can work more closely together.

Continuously variable PTO drive technology is a part of the EfficientPower system, which harnesses the benefits of various technologies - especially in the tractor’s power train and control system - to improve productivity and comfort, significantly increasing cost effectiveness as a result. Last autumn, Case IH introduced the latest generation of engines with an innovative exhaust cleaning system and easy-to-use control system.

Case IH is the professionals’ choice, drawing on more than 160 years of heritage and experience in the agricultural industry. A powerful range of tractors, combines and balers supported by a global network of highly professional dealers dedicated to providing our customers with the superior support and performance solutions to be productive and effective in the 21st century. More information on Case IH products and services can be found online at www.caseih.com. Case IH is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

FOR IMMEDIATE RELEASE

For more information please contact:

Sarah Johnson

New Holland Agriculture

Phone: 01268 295268

sarah.johnson@newholland.com

Tracy Mannion

Remarkable Public Relations

Phone: 01962 893 893

tracy.mannion@remarkablegroup.co.uk

SIMA Silver Innovation Medal for New Holland Crop ID™ System

•	Silver innovation medal for Crop ID™ system for BB9000 range of large square balers

•	Real-time information recorded for every individual bale

•	Instantaneous recall of information for precision selection

•	Accurate inventory monitoring

•	Fully integrated into Precision Farming software for increased productivity and profitability

TURIN, ITALY — (December 7, 2010) — New Holland Agriculture has won the Silver medal at the SIMA innovation awards 2011 for its Crop ID™ system developed for the BB9000 range of large square balers. This innovative technology was recognised by the jury as it will enable users to identify each and every individual bale thanks to a highly sophisticated tagging system, increasing baling accuracy and productivity.

Individual bale real-time data logging

New Holland’s award-winning Crop ID™ system enables operators and producers to record information in real time about every bale. As the bale passes through the chamber, an empty radio frequency ID tag is applied when the second knot is tied. When the bale exits the chamber and passes off the chute, the information recorded by the Crop ID™ Precision Information Processor is transferred onto the tag via an antenna which sits at the end of the upper part of the bale chamber.

The Crop ID™ Precision Information Processor records the average moisture reading for the entire bale, together with the highest value for an individual section, courtesy of New Holland’s available advanced moisture sensor system. This system uses two star wheels that fully penetrate the bale to provide an extremely accurate measurement of the moisture content.

The amount of Crop Saver preservative applied to the bale, which is determined by the precision moisture reading, is also noted when using the Crop Saver applicator. Calculated using New Holland’s award-winning bale weighing technology, together with the GPS location of the bale, the weight of the bale, a date and time stamp and a bale and field code for reference are also logged on the tag.

Individual bale identification

This advanced system, another innovative industry-first for New Holland, will revolutionise bale management. Previously, bales were identified by crude, spray-paint tags and bale quality could only be measured on a large-scale, leading to large fluctuations in individual bale quality and the subsequent impact when they were used as fodder.

To ensure the correct bale is selected for every situation, the Crop ID™ tag can be quickly and easily read via an infrared scanner which is fitted to either the loading machine or used as a hand held device, depending on the requirements and the preference of individual operator. Quick selection is guaranteed as the tag does not even have to be visible for a successful scan.

The jury was particularly impressed by the vast range of information stored together with the instantaneous feedback which enables operators to select bales of the correct quality and moisture content. Bob Hatz, Hay & Forage and Crops Product Management, explained the advantages of this system: “This revolutionary system enables the selection of individual bales to guarantee optimal feed quality for livestock and horses, boosting profitability and productivity.”

He continued: “It also allows accurate inventory monitoring and ensures that precision loads can be sent for shipping with exact information declared to customs authorities. Furthermore, it enables contractors to provide accurate reports to buyers concerning the quality of specific bales.”

Part of the Precision Farming package

The Crop ID™ system will form an integral part of New Holland’s advanced precision farming package. Users can download a log detailing the exact data relating to each and every individual bale. Moreover, as users will benefit from precise yield and field mapping data, they will be able to fine tune their inputs in order to increase their levels of productivity and profitability for future seasons.

Bale identification allows the user to accurately identify the crop conditions coming off the field with additional bale testing. This data, when combined with Crop ID™ tag info will allow the operator to customize his field needs from re-seeding to fertilizer application requirements when used with his mapping software.

New Holland Agriculture’s reputation is built on the success of our customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals. They can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture. A highly professional global dealer network and New Holland’s commitment to excellence guarantees the ultimate customer experience for every customer. For more information on New Holland visit www.newholland.com. New Holland is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.